SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 7)1

                             PLM INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69341L106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------              -------------------------------
CUSIP No. 69341L106                      13D          Page 2 of 16 Pages
-----------------------------------              -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,337,300
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,337,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,337,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     18.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------              -------------------------------
CUSIP No. 69341L106                      13D          Page 3 of 16 Pages
-----------------------------------              -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,357,300**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,357,300**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,357,300**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     18.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**  Includes 20,000 shares of Common Stock issuable upon exercise of options.

-----------------------------------              -------------------------------
CUSIP No. 69341L106                      13D          Page 4 of 16 Pages
-----------------------------------              -------------------------------


         The following  constitutes  Amendment No. 7 ("Amendment  No. 7") to the
Schedule 13D filed by the undersigned. This Amendment No. 7 amends the Schedule 13D as specifically set forth.

   Item 4 is amended to add the following paragraphs:

                  Effective as of December 22, 2000, the Reporting Persons entered into an Amended and Restated Voting and Tender Agreement with the Issuer, MILPI Acquisition Corp., a Delaware corporation (the "Buyer") and other shareholders of the Issuer (the "Voting and Tender Agreement"), which is attached hereto as Exhibit A. Concurrently with the execution of the Voting and Tender Agreement, the Buyer and the Issuer entered into a certain Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Buyer commenced a cash tender offer to purchase Shares of the Issuer's Common Stock (the "Offer"), which is to be followed by the merger of the Buyer with and into the Issuer on the terms and conditions set forth in the Merger Agreement (the "Merger").

                  The Voting and Tender Agreement provides, among other things, that, at any meeting of the Issuer's shareholders or in connection with any written consent of the Issuer's shareholders, the Reporting Persons will vote all their Shares (or, if applicable and requested by the Buyer, grant proxies with respect to the Shares), (a) in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, and (b) against (i) any proposal made in opposition to or in competition with the Offer, the Merger or the transactions contemplated by the Merger Agreement, (ii) any merger, reorganization, consolidation, share exchange, business combination, sale of assets or similar transaction with or involving the Issuer and any party other than the Buyer, and (iii) any other action the consummation of which would reasonably be expected to prevent or delay the consummation of the Offer, the Merger or the transactions contemplated by the Merger Agreement.

                  The Reporting Persons have agreed with the Buyer to tender (or cause to be tendered) all their Shares to the Buyer at a price of $3.46 per Share (the "Offer Price"). The Reporting Persons have also agreed to grant to the Buyer an irrevocable option (the "Option") to purchase the Shares not validly tendered pursuant to the Offer, and the Shares validly tendered but withdrawn pursuant to the Offer, at a price in cash per Share equal to the Offer Price or any higher price paid by the Buyer for any

-----------------------------------              -------------------------------
CUSIP No. 69341L106                      13D          Page 5 of 16 Pages
-----------------------------------              -------------------------------


Share of Issuer Common Stock pursuant to the Offer or Merger (but excluding any price paid to any shareholder who exercises dissenter's, appraisal or similar rights in connection with the Merger. The terms of exercise of the Option are more specifically set forth in the Voting and Tender Agreement and are incorporated herein by reference.

                  Pursuant to the Merger Agreement, prior to the effective date of the Merger, Mr. Lichtenstein's 20,000 options are exercisable under certain conditions, as set forth in the Merger Agreement, and upon exercise Mr. Lichtenstein shall receive an amount equal to the excess of the Offer Price over the exercise price of such options.

   Item 5(a) is amended to read as follows:

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 7,448,510 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000.

                  As of the close of business on December 22, 2000, Steel Partners II beneficially owns 1,337,300 Shares of Common Stock, constituting approximately 18.0% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,357,300 Shares of Common Stock, including 20,000 Shares of Common Stock issuable upon exercise of options, representing approximately 18.2% of the Shares outstanding. Mr. Lichtenstein may be deemed to beneficially own all Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of the Shares beneficially owned by Steel Partners II were acquired in open-market transactions.

   Item 6 is amended to add the following paragraph:

                  On December 22, 2000, the Reporting Persons entered into the Voting and Tender Agreement, a copy of which is attached hereto as Exhibit A. See Item 4 for a brief description of the Voting and Tender Agreement.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

         (A) Amended and Restated Voting and Tender Agreement dated December 22, 2000 by and among Warren G. Lichtenstein, Steel Partners II, L.P., PLM International, Inc., MILPI Acquisition Corp. and the other parties thereto.

-----------------------------------              -------------------------------
CUSIP No. 69341L106                      13D          Page 6 of 16 Pages
-----------------------------------              -------------------------------



                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 22, 2000             STEEL PARTNERS II, L.P.

                                      By:  Steel Partners, L.L.C.
                                           General Partner

                                      By:  /s/ Warren G. Lichtenstein
                                           ------------------------------------
                                            Warren G. Lichtenstein,
                                            Chief Executive Officer

                                      /s/   Warren G. Lichtenstein
                                      -----------------------------------------
                                        WARREN G. LICHTENSTEIN

-----------------------------------              -------------------------------
CUSIP No. 69341L106                      13D          Page 7 of 16 Pages
-----------------------------------              -------------------------------



                                  EXHIBIT INDEX


Exhibit                                                                Page
-------                                                                ----
Amended and Restated Voting and Tender Agreement                      8 to 16
dated December 22, 2000 by and among Warren G.
Lichtenstein, Steel Partners II, L.P., PLM
International, Inc., MILPI Acquisition Corp. and the other parties thereto.

-----------------------------------              -------------------------------
CUSIP No. 69341L106                      13D          Page 8 of 16 Pages
-----------------------------------              -------------------------------


                AMENDED AND RESTATED VOTING AND TENDER AGREEMENT


            This VOTING AND TENDER  AGREEMENT  (this  "Agreement"),  dated as of
December 22, 2000, by and between MILPI ACQUISITION CORP., a Delaware corporation ("Buyer"), PLM INTERNATIONAL, INC., a Delaware corporation ("Company"), and the other parties who have signed this Agreement (each, a "Stockholder" and, collectively, the "Stockholders") amends and restates the Voting and Tender Agreement dated as of December 22, 2000 by and between Buyer, Company and Stockholders.

            WHEREAS, each Stockholder is the beneficial owner of the number of shares of common stock of Company, par value $.01 per share, set forth on the signature page to this Agreement (such shares, together with any other shares of capital stock of Company acquired by such Stockholder after the date hereof (including through the exercise of stock options, warrants or similar rights or the conversion or exchange of securities) being collectively referred to herein as the "Shares" of such Stockholder);

            WHEREAS, the respective Boards of Directors of Buyer and Company have approved the execution of an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended, supplemented or otherwise modified in accordance with its terms, the "Merger Agreement"), pursuant to which Buyer has, among other things, agreed to commence a cash tender offer to purchase shares of Company Common Stock as described in the Merger Agreement, which is to be followed by the merger of Buyer with and into Company on the terms and conditions set forth in the Merger Agreement;

            WHEREAS, concurrently with the execution and delivery of this Agreement, Buyer and Company have entered into the Merger Agreement, setting forth certain representations, warranties, covenants and agreements of the parties thereto in connection with the Offer and the Merger; and

            WHEREAS, as an inducement and an essential condition to Buyer entering into the Merger Agreement, Company and each Stockholder have agreed to enter into this Agreement;

            NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

            1. Voting Agreement. Each Stockholder, severally and not jointly, covenants and agrees with Buyer that, at any meeting of Company's stockholders, however called, and any postponement or adjournment thereof, or in connection with any written consent of Company's stockholders (collectively, the "Company Stockholders Meeting"), such Stockholder shall vote all Shares of such Stockholder (or, if applicable and requested by Buyer, grant proxies with respect to such Shares), and shall cause each Affiliate of such Stockholder to vote all of such Affiliate's Shares (or, if applicable and requested by Buyer, grant proxies with respect to such Shares), (a) in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby (including the Merger), and (b) against (i) any proposal made in opposition to or in competition with the Offer, the Merger or the transactions contemplated by the Merger Agreement, (ii) any merger, reorganization, consolidation, share exchange, business

-----------------------------------              -------------------------------
CUSIP No. 69341L106                      13D          Page 9 of 16 Pages
-----------------------------------              -------------------------------


combination, sale of assets or similar transaction with or involving Company and any party other than Buyer, and (iii) any other action the consummation of which would reasonably be expected to prevent or delay the consummation of the Offer, the Merger or the transactions contemplated by the Merger Agreement.

         2. Tender of Shares.
            ----------------

            (a) Tender of Shares. Each Stockholder covenants and agrees with Buyer that it shall tender (or cause to be tendered), and shall cause each Affiliate of such Stockholder to tender (or cause to be tendered), pursuant to and in accordance with the terms of the Offer, all of its Shares to Buyer at the Offer Price. Subject to applicable Law and SEC regulations, each Stockholder covenants and agrees that it shall not, and shall cause each of its Affiliates not to, withdraw any Shares tendered by it pursuant to the Offer.

            (b) Grant of Option. Each Stockholder hereby grants (and shall use its best efforts to cause each of its Affiliates to grant) to Buyer an irrevocable option (the "Option") to purchase its Shares not validly tendered pursuant to the Offer, and its Shares validly tendered but withdrawn pursuant to the Offer, at a price in cash per Share (the "Option Price") equal to the Offer Price or any higher price paid by Buyer for any share of Company Common Stock pursuant to the Offer or the Merger (but excluding any price paid to any shareholder who exercises dissenter's, appraisal or similar rights in connection with the Merger).

            (c) Exercise of Option. The Option shall (i) become exercisable, in whole but not in part, for all Shares (less any Shares that Buyer has accepted for payment or paid for pursuant to the Offer) immediately after the Offer Conditions Satisfaction Date; if, but only if, Buyer has accepted for payment all shares of Company Common Stock tendered and not withdrawn by the Offer Conditions Satisfaction Date, and (ii) shall remain exercisable for a period of 30 days after the first such date on which the Option becomes exercisable. If the Option does not become exercisable due to (x) the withdrawal of the Offer prior to the Offer Conditions Satisfaction Date, or (y) the failure of Buyer to accept for payment all shares of Company Common Stock tendered and not withdrawn by such date, the Option shall be deemed to have expired. In the event Buyer wishes to exercise the Option, Buyer shall, prior to the expiration of the Option, send a written notice to each Stockholder identifying the time and place for the closing of such purchase at least three Business Days prior to such closing, which notice may be given prior to the Option becoming exercisable, and which notice shall be considered irrevocable.

         3. Restrictions on Transfer. Each Stockholder covenants and agrees with Buyer that, until after the Effective Time, such Stockholder shall not, and shall cause each Affiliate of such Stockholder not to, directly or indirectly (other than pursuant to this Agreement), (a) give, offer, sell, transfer, assign, pledge, encumber or otherwise dispose of the record or beneficial ownership (any such act, a "Transfer") of, or enter into any contract, option, commitment or other arrangement (including any profit sharing arrangement) or understanding for the Transfer of, or consent to any Transfer of, any or all of such Stockholder's (or Stockholder's Affiliate's) Shares, or any interest therein, or (b) grant any proxies or enter into any voting trust or other agreement and arrangement with respect to the voting of any such Shares or deposit any of such Shares into a voting trust. No Transfer of

-----------------------------------              -------------------------------
CUSIP No. 69341L106                      13D          Page 10 of 16 Pages
-----------------------------------              -------------------------------


any Shares in violation of this Section 3 shall be made or recorded on the books of Company and any such Transfer shall be void and of no effect.

            4. Cooperation. Each Stockholder covenants and agrees with Buyer that it shall, and shall cause each of its Affiliates to, in connection with carrying out its obligations under this Agreement, cooperate fully with Buyer in connection with the Offer, the Merger and the transactions contemplated by the Merger Agreement.

            5. No Solicitation. Each Stockholder covenants and agrees with Buyer that such Stockholder, in his or her capacity as a shareholder of Company only, shall not, and shall cause each Affiliate (other than Company) of such Stockholder not to, directly or indirectly, (a) solicit, initiate or encourage the submission of any Acquisition Proposal, (b) engage in any discussions or negotiations with any Person concerning any Acquisition Proposal, or (c) disclose any nonpublic information relating to Company or any of its Affiliates to any Person who, to the knowledge of such Stockholder or Affiliate of such Stockholder, is considering making or has made an Acquisition Proposal. Each Stockholder shall, and shall cause each Affiliate (other than Company) of such Stockholder to, (w) notify Buyer and Company as promptly as practicable (but in no event later than 24 hours) after receipt by such Person of any Acquisition Proposal or any request for nonpublic information relating to Company or any of its Affiliates by any Person who, to the knowledge of such Stockholder or Affiliate of such Stockholder, is considering making or has made an Acquisition Proposal, (x) provide such notice orally and in writing and identify the Person making, and the terms and conditions of, any such Acquisition Proposal, (y) keep Buyer and Company informed of the status and details of any such Acquisition Proposal, and (z) cease immediately and cause to be terminated all activities, discussions and negotiations, if any, with any Persons other than Buyer that are currently being conducted or which have been conducted prior to the date hereof with respect to any Acquisition Proposal.

            6. Confidentiality. Each Stockholder recognizes that successful consummation of the transactions contemplated by this Agreement (including the Offer and the Merger) may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure thereof by Buyer and/or Company pursuant to the terms of the Merger Agreement, each Stockholder hereby agrees, in his or her capacity as a stockholder of Company only, not to issue any press release or make any other public statement or disclose or discuss such matters with anyone not a party to this Agreement (other than such Stockholder's counsel and advisors, if any) without the prior written consent of Buyer and Company, except as required by law (including any applicable Schedule 13D or other filings required under the Securities Exchange Act of 1934, as amended).

            7.  Representations and Warranties of Stockholder.

            (a) Each Stockholder has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by each Stockholder, and the performance of its obligations hereunder, have been duly and validly authorized by all necessary action and no other proceedings on the part of any Stockholder are necessary to authorize the execution and delivery of this Agreement or the performance of such Stockholder's obligations hereunder. This Agreement has been duly and

-----------------------------------              -------------------------------
CUSIP No. 69341L106                      13D          Page 11 of 16 Pages
-----------------------------------              -------------------------------


validly executed and delivered by each Stockholder and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of each Stockholder, enforceable against each Stockholder in accordance with its terms.

            (b) The execution and delivery of this Agreement by each Stockholder does not, and the performance of this Agreement by each Stockholder will not,
(i) conflict with or violate the certificate of incorporation, by-laws or other governing documents, if any, of such Stockholder, (ii) require any consent, approval, authorization, waiver or permit of, of filing with or notification to, any Governmental Entity, (iii) conflict with or violate any Law applicable to such Stockholder or by which any property of such Stockholder is bound or affected, or (iv) result in any breach of or constitute a default under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of such Stockholder pursuant to any contract, agreement, note, bond, mortgage, indenture, credit agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder or an of its affiliates is a party or by which such Stockholder or any of its Affiliates, or any property or asset of such Stockholder or any of its Affiliates, is bound or affected, except in the case of clauses (iii) and (iv) for any such conflicts, violations, breaches, defaults or other occurrences of the type referred to above which would not prevent or materially delay such Stockholder's ability to perform its obligations under this Agreement.

            8. Termination. This Agreement and all obligations hereunder shall terminate immediately upon the earlier of (a) the consummation of the Merger, and (b) the termination of the Merger Agreement; provided, however, that, this
Section 8 and Section 9 shall survive the termination of this Agreement.

            9.  General Provisions.

            (a) Notices. All notices or other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile (with confirmation of receipt), or by registered or certified mail, postage prepaid, return receipt requested, addressed to the notice address specified on the applicable signature page to this Agreement.

            (b) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree (without prejudice to a party's right to contest any injunction or restraining order based upon a claim of breach of this Agreement to the extent it reasonably believes, in good faith, that it has a meritorious defense to such a claim for relief) that each party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at Law or in equity.

            (c) Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

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CUSIP No. 69341L106                      13D          Page 12 of 16 Pages
-----------------------------------              -------------------------------


            (d) Assignment; Parties in Interest. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including to confer third party beneficiary rights.

            (e) Governing Law. This Agreement shall be governed in all respects by the Laws of the State of Delaware (without giving effect to the provisions thereof relating to conflicts of Law). The exclusive venue for the adjudication of any dispute or proceeding arising out of this Agreement or the performance hereof shall be the courts located in Dover County, Delaware, and the parties hereto and their Affiliates each consents to and hereby submits to the jurisdiction of any court located in Dover County, Delaware or Federal courts in Delaware.

            (f) Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

            (g) Certain Definitions and Rules of Construction.

                  (i) Capitalized terms used herein and not otherwise defined are used with the meanings ascribed to them in the Merger Agreement.

                  (ii) References in this Agreement to any gender shall include references to all genders. Unless the context otherwise requires, references in the singular include references in the plural and vice versa. References to a party to this Agreement or to other agreements described herein means those Persons executing such agreements.

                  (iii) The words "include", "including" or "includes" shall be deemed to be followed by the phrase "without limitation" or the phrase "but not limited to" in all places where such words appear in this Agreement. The word "or" shall be deemed to be inclusive.

                  (iv) This Agreement is the joint drafting product of each of the parties hereto, and each provision has been subject to negotiation and agreement and shall not be construed for or against any party as drafter thereof.

                  (v) In each case in this Agreement where this Agreement is represented or warranted to be enforceable will be deemed to include as a limitation to the extent that enforceability may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting the enforcement of creditors' rights generally and to general equitable principles, whether applied in equity or at Law.

            (h) Counterparts; Facsimile Signature. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement. Execution of this Agreement may be made by facsimile signature which, for all purposes, shall be deemed to be an original signature.

-----------------------------------              -------------------------------
CUSIP No. 69341L106                      13D          Page 13 of 16 Pages
-----------------------------------              -------------------------------

            (i) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economics or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon determination that any term or other provision hereof is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

            (j) Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

            (k) Waiver. The parties hereto may, to the extent permitted by applicable Law, (i) extend the time for the performance of any of the obligations or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties by any other party contained herein or in any documents delivered by any other party pursuant hereto, and (iii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

-----------------------------------              -------------------------------
CUSIP No. 69341L106                      13D          Page 14 of 16 Pages
-----------------------------------              -------------------------------


            IN WITNESS WHEREOF, Buyer, Company and each Stockholder have caused this Voting and Tender Agreement to be duly executed and delivered as of the date first written above.

                                 MILPI ACQUISITION CORP.



                                 By: /s/ James A. Coyne
                                    ----------------------------------------
                                    James A. Coyne, Vice President



                                 PLM INTERNATIONAL



                                 By: /s/ Robert Tidball
                                    ----------------------------------------
                                    Robert Tidball, Chairman




                                 STOCKHOLDERS:


                                 STEEL PARTNERS II, L.P.

                                 By:  Steel Partners, L.L.C.,
                                      its General Partner



                                 By: /s/ Warren G. Lichtenstein
                                    ----------------------------------------
                                    Warren G. Lichtenstein, President


                                 Number of Shares Beneficially Owned as of
                                 December 22, 2000:

                                       1,337,300 shares of Common Stock*



                                 Notice Address:

                                 Steel Partners II, L.P.
                                 150 East 52nd St., 21st Floor
                                 New York, NY  10022

-----------------------------------              -------------------------------
CUSIP No. 69341L106                      13D          Page 15 of 16 Pages
-----------------------------------              -------------------------------

                                 STEEL PARTNERS, L.L.C.



                                 By: /s/ Warren G. Lichtenstein
                                    ----------------------------------------
                                    Warren G. Lichtenstein, President


                                 Number of Shares Beneficially Owned as of
                                 December 22, 2000:

                                       1,337,300 shares of Common Stock*



                                 Notice Address:

                                 Steel Partners, L.L.C.
                                 150 East 52nd St., 21st Floor
                                 New York, NY  10022




                                 WARREN G. LICHTENSTEIN



                                 By: /s/ Warren G. Lichtenstein
                                    ----------------------------------------
                                    Warren G. Lichtenstein


                                 Number of Shares Beneficially Owned as of
                                 December 22, 2000:

                                       1,337,300 shares of Common Stock*



                                 Notice Address:

                                 Warren G. Lichtenstein
                                 150 East 52nd St., 21st Floor
                                 New York, NY  10022

* A total of 1,337,300 shares of Common Stock are held by Steel Partners II, L.P. The general partner of Steel Partners II, L.P. is Steel Partners L.L.C., of which Mr. Lichtenstein is the chief executive officer, and Mr. Lichtenstein may be deemed to be the beneficial owner of all such shares by virtue of his power to vote and dispose of such shares.

-----------------------------------              -------------------------------
CUSIP No. 69341L106                      13D          Page 16 of 16 Pages
-----------------------------------              -------------------------------


                                 ROBERT TIDBALL



                                 By: /s/ Robert Tidball
                                    ----------------------------------------
                                    Robert Tidball


                                 Number of Shares Beneficially Owned as of
                                 December 22, 2000:

                                          304,005 shares of Common Stock
                                          110,000 options

                                 Notice Address:

                                 Robert Tidball
                                 c/o PLM International, Inc.
                                 One Market
                                 Steuart Street Tower, Suite 800
                                 San Francisco, CA  94105

                                 DOUG GOODRICH



                                 By: /s/ Doug Goodrich
                                    ----------------------------------------
                                    Doug Goodrich


                                 Number of Shares Beneficially Owned as of
                                 December 22, 2000:

                                          155,477 shares of Common Stock
                                          85,000 options



                                 Notice Address:

                                 Doug Goodrich
                                 c/o PLM International, Inc.
                                 One Market
                                 Steuart Street Tower, Suite 800
                                 San Francisco, CA  94105